SECURITIES & EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        Notification of Late Filing

                      BusinessNet International, Inc.

                      Commission File Number 33-27652
                                             --------

(Check one)_X_  Form 10-K and Form 10-KSB   Form 11-K   Form 20-F

               Form 10-Q and Form 10-QSB  Form N-SAR

                 For the period ended December 31, 1996
                                      -----------------
  Transition Report on Form 10-K and Form 10-KSB
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q and Form 10-QSB
  Transition Report on Form N-SAR

                 For the transition period ended ______________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________

                                 PART I

                         REGISTRANT INFORMATION

                      BusinessNet International, Inc.
                      _______________________________
                         Full Name of Registrant

                       Navigato International, Inc.
                       ___________________________
                        Former name, if applicable

                55 Memorial Blvd., Newport, RI  02840
           ________________________________________________
                  Address of principal executive office

                                PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

___ (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III

                              NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's current report will include, for the first time, the audited results of operations and recording of an acquisition pursuant to APB16 of a subsidiary.


                                PART IV

                           OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
            William J. Reilly  (410) 683-1570
            _________________________________

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that
the registrant was required to file such report(s) been filed. Yes  X   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof.                                                       Yes  X   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attachment - PART IV

(3)  New subsidiary will indicate increased volume.

                    BusinessNet International, Inc.
             ______________________________________________
             Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1997            By: /s/ Harald Madsen
_____________________            _______________________
                                 Chief Financial Officer